EXHIBIT 99.13

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CORVUS GOLD INC. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

August 7, 2013

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is August 7, 2013.  The material change report was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via Marketwire.

Item 4.	Summary of Material Change

The Issuer reports that the expansion of the Sierra Blanca North Zone and the discovery of a new vein system 200 metres west of the Yellow Jacket Zone, North Bullfrog Project, Nevada.

Item 5.	Full Description of Material Change

The Issuer reports results from five additional reverse circulation (RC) holes from the ongoing 2013 drill program in the North Sierra Blanca area (NSB), North Bullfrog Project, Nevada. Four of the holes, NB-13-221 through NB-13-224, were designed to expand ‘in pit’ mineralization while drill hole NB-13-226 was designed to test the western extension of the main Sierra Blanca deposit (Figure 1).  Drill results received to date from North Sierra Blanca demonstrate good continuity of mineralization that is significantly higher grade than the currently modelled Sierra Blanca pit (PEA NR13-13, June 4, 2013).

A new vein system discovery, named the 222 Zone, was identified at Hole NB-13-222 and indicates the potential for another major high-grade system within the resource expansion area. Hole NB-13-222 was drilled to a depth of 375 metres and represents the deepest hole drilled at the North Sierra Blanca area.  Significantly, the lower intersection of NB-13-222 ended in mineralization (12.2m @ 1.14 g/t gold & 2.08 g/t silver) which was associated with extensive quartz stockwork veining similar in character to the proximal stockwork zones around the high-grade feeders of the Yellow Jacket Zone 200 metres to the east. Subsequent core drilling is being planned to further delineate this newly discovered vein system.

Hole NB-13-224 intersected 24m @ 0.63g/t and 30m @ 0.53 g/t gold and shows the potential as exploration moves north. Mineralization in the new NSB holes is hosted primarily a in rhyolite dome feature which is a more favourable host rock for vein development and distinct from the Crater Flat Tuff hosting the lower grade deposit to the south in the current Sierra Blanca deposit.  In addition, holes NB-13-221, NB-13-222 and MB-13-224 each encountered vein related mineralization in structural zones with >10m of approximately 1 g/t gold expanding the feeder vein targets in the north area.

Table 1: Significant intercepts* from North Sierra Blanca RC holes.

HoleID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Comments
NB-13-221	128.0	138.7	10.7	0.79	1.14
	161.5	185.9	24.4	0.23	0.88
	213.4	243.8	30.5	0.38	0.92
Including	222.5	243.8	21.3	0.47	1.04	End in Min
NB-13-222	115.8	185.9	70.1	0.25	1.85
Including	140.2	153.9	13.7	0.45	1.50
	246.9	374.9	128.0	0.53	1.85	End in Min
Including	288.0	341.4	53.3	0.86	1.88
Including	307.9	320.0	12.2	1.14	2.08
NB-13-223	164.6	214.9	50.3	0.25	1.13
	222.5	231.6	9.1	0.25	6.82
	278.9	292.6	13.7	0.31	0.78
NB-13-224	73.2	266.7	193.6	0.32	1.13
Including	115.8	123.4	7.6	0.72	3.70
Including	140.2	164.6	24.4	0.63	1.41
	141.7	152.4	10.67	0.97	1.83
	207.3	266.7	59.44	0.39	0.95
Including	210.3	240.8	30.5	0.53	1.20
NB-13-226	6.1	70.1	64.0	0.25	0.64
Including	29.0	67.1	38.1	0.30	0.65
*Intercepts calculated with 0.1g/t cutoff and up to 3m internal waste. Assuming that the mineralization is roughly stratiform in character the intercepts are approximately true thickness. All holes are vertical.

Figure 1: Location of new reverse circulation at North Sierra Blanca. Red collars indicate assays reported in Table 1. Blue collars are holes that have been drilled but have assays pending.

North Sierra Blanca Target

The objective of the 2013 reverse circulation drill program at North Sierra Blanca is to expand the mine resource base in this higher part of the deposit as well as map the distribution of higher grade vein related mineralization for follow up core drilling on high-grade Yellow Jacket type structural zones. The 100 metre grid spacing designed for initial resource definition will also provide critical geologic and assay information that can be linked with the detailed geophysics for the targeting of additional high-grade structural zones. The fact that three of the four holes reported here encountered higher grade zones suggests that there is high potential for the delineation of more Yellow Jacket type zones within the overall large and expanding NSB target area.

About the North Bullfrog Project, Nevada

The Issuer controls 100% of its North Bullfrog Project, which covers approximately 70 km² in southern Nevada just north of the historic Bullfrog gold mine formerly operated by Barrick Gold Corporation.  The property package is made up of a number of leased patented federal mining claims and 758 federal unpatented mining claims.  The project has excellent infrastructure, being adjacent to a major highway and power corridor.  The Issuer’s independent consultants completed a robust positive Preliminary Economic Assessment on the existing resource in December 2012.

The project currently includes numerous prospective gold targets with four (Mayflower, Sierra Blanca, Jolly Jane and Connection) containing an estimated Indicated Resource of 15 Mt at an average grade of 0.37 g/t gold for 182,577 ounces of gold and an Inferred Resource of 156 Mt at 0.28 g/t gold for 1,410,096 ounces of gold (both at a 0.2 g/t cutoff), with appreciable silver credits.  Mineralization occurs in two primary forms: (1) broad stratabound bulk-tonnage gold zones such as the Sierra Blanca and Jolly Jane systems; and (2) moderately thick zones of high-grade gold and silver mineralization hosted in structural feeder zones with breccias and quartz-sulphide vein stockworks such as the Mayflower and Yellowjacket targets.  The Issuer is actively pursuing both types of mineralization.

A video of the North Bullfrog project showing location, infrastructure access and 2010 winter drilling is available on the Issuer’s website at http://www.corvusgold.com/investors/video/.  For details with respect to the assumptions underlying the current resource estimate and preliminary economic analysis, see the technical report entitled “Technical Report and Preliminary Economic Assessment for the Mayflower and North Mine Areas at the North Bullfrog Project, Bullfrog Mining District, Nye County, Nevada” dated December 6, 2012 and available under the Issuer’s profile at www.sedar.com.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information (other than the resource estimate) that form the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is not independent of Corvus, as he is the CEO and holds common shares and incentive stock options.

Mr. Gary Giroux, M.Sc., P. Eng (B.C.), a consulting geological engineer employed by Giroux Consultants Ltd., has acted as the Qualified Person, as defined in NI 43-101, for the Giroux

Consultants Ltd. mineral resource estimate.  He has over 30 years of experience in all stages of mineral exploration, development and production.  Mr. Giroux specializes in computer applications in ore reserve estimation, and has consulted both nationally and internationally in this field.  He has authored many papers on geostatistics and ore reserve estimation and has practiced as a Geological Engineer since 1970 and provided geostatistical services to the industry since 1976.  Both Mr. Giroux and Giroux Consultants Ltd. are independent of the Issuer under NI 43-101.

The work program at North Bullfrog was designed and supervised by Russell Myers (CPG 11433), President of the Issuer, and Mark Reischman, the Issuer’s Nevada Exploration Manager, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project log and track all samples prior to sealing and shipping. Quality control is monitored by the insertion of blind certified standard reference materials and blanks into each sample shipment. All resource sample shipments are sealed and shipped to ALS Chemex in Reno, Nevada, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assaying.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control. McClelland Laboratories Inc. prepared composites from duplicated RC sample splits collected during drilling. Bulk samples were sealed on site and delivered to McClelland Laboratories Inc. by ALS Chemex or the Issuer’s personnel. All metallurgical testing reported here was conducted or managed by McClelland Laboratories Inc.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for any mining or production at North Bullfrog, the potential for the identification of multiple deposits at North Bullfrog, the potential for a low-cost run-of-mine heap leach operation at North Bullfrog, the potential for there to be a low strip ratio in connection with any mine at North Bullfrog, the potential for the existence or location of additional high-grade veins, the proposed completion of a PEA for the North Bullfrog project, the potential for additional resources to be located between certain of the existing deposits, the potential for the Issuer to secure or receive any royalties in the future, business and financing plans and business trends, are forward-looking statements.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s latest interim Management Discussion and Analysis and filed with certain securities commissions in Canada.  All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”).  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases.  The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts.  The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7.  In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Caution Regarding Adjacent or Similar Mineral Properties

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, Chairman & CEO
Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

August 8, 2013